

September 19, 2012

Via E-mail
M. K. Koo
Chief Executive Officer
Nam Tai Electronics, Inc.
Gushu Industrial Estate
Xixiang
Baoan, Shenzhen
People's Republic of China

      Re: Nam Tai Electronics, Inc.
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed March 16, 2012
              Response dated September 10, 2012
              File No. 001-31583

Dear Mr. Koo:

We have reviewed your filing and response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

PFIC Considerations, page 69

1.   We note your response to prior comment 1; however, your disclosure that you "may be" treated as a PFIC for 2011 is equivocal and does not provide shareholders sufficient information to assess your PFIC status in 2011. Please clearly state your belief as to whether you were a PFIC in 2011. To the extent that there is significant uncertainty as to your PFIC status, please provide a detailed explanation of this uncertainty. In this regard, please provide us with all relevant calculations used to conduct the 50% or greater test that you describe in your response. If you calculate the applicable percentage to be 50% or greater, then please describe the circumstances under which you might not be treated as a PFIC for 2011 and assess the likelihood that a taxing authority would reach this conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Julian Lin, Esq. – Jones Day